Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	MOKO Social Media Limited
ABN	35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Greg McCann
Date of last notice	2 December 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr McCann is a Director of Florence Pty Ltd and a beneficiary of the McCann Superannuation Fund and McCann Family Trust
Date of change	12 April 2016
No. of securities held prior to change

Indirect

Florence Pty Ltd ATF McCann Superannuation Fund

15,194,444 ordinary shares

20,000,000 Performance Shares

5,000,000 unlisted options, exercise price $0.042, expiry date 30 July 2016

Florence Pty Ltd ATF McCann Family Trust

750,000 ordinary shares

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class	Ordinary shares
Number acquired	15,194,444
Number disposed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$151,944.44
No. of securities held after change

Direct

Mr Gregory Ronald McCann and Mrs Jane Louise McCann

15,194,444 ordinary shares

Indirect

Florence Pty Ltd ATF McCann Superannuation Fund

15,194,444 ordinary shares

20,000,000 Performance Shares

5,000,000 unlisted options, exercise price $0.042, expiry date 30 July 2016

Florence Pty Ltd ATF McCann Family Trust

750,000 ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Entitlement Issue

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3